UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

Amendment No. 1

(Mark One)

[X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended ____________________________________________

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
For the transition period from _____________________ to _____________________

[   ]  SHELL COMPANY REPORTED PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _____________________________

Commission file number: _________

WESTERN COPPER CORPORATION
(Exact name of Registrant as specified in its charter)

WESTERN COPPER CORPORATION
(Translation of Registrant’s name into English)

British Columbia
(Jurisdiction of incorporation or organization)

Suite 2050 – 1111 West Georgia Street, Vancouver, B.C. V6E 4M3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
NONE	_____________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Not applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the
Securities Act. Yes [   ]  No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1923.
Yes [   ]  No [   ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past
90 days. Yes [   ]  No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [   ]       Accelerated filer [   ]       Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [X]   Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2 if the Exchange Act.) Yes [   ]  No [   ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12,
13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed
by a court. Yes [   ]  No [   ]

WESTERN COPPER CORPORATION
FORM 20-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

- i -

- ii -

INTRODUCTION

          Western Copper Corporation began its operations when it “spun-off” of Western Silver Corporation as part of the plan of arrangement when Western Silver Corporation was acquired by Glamis Gold Ltd. on May 3, 2006.

          In this registration statement, “we,” “our,” or “Western Copper” refers to Western Copper Corporation. Unless otherwise indicate all dollar amounts stated in this registration statement are Canadian dollars.

          We have filed this registration statement because, as a result of the number of holders of shares of our common stock resident in the United States, we are required to become a reporting issuer under the U.S. Securities Exchange Act of 1934.

          Western Copper is engaged in mineral exploration and development, primarily copper. We hold the Carmacks Copper Project in Canada’s Yukon Territory, have a joint venture interest in the Sierra Almoloya Project, an early-stage Silver Belt project in Chihuahua State, Mexico. These assets, along with approximately $38 million in cash, were transferred to us in the “spin out” when Western Silver Corporation was acquired by Glamis Gold. All assets transferred to Western Copper were formerly held by Western Silver Corporation. Our shares began trading on the Toronto Stock Exchange under the ticker symbol “WRN” on May 15, 2006.

All disclosure about our exploration properties in this registration statement conforms to the standards of U.S. Securities and Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, standards of disclosure for mineral projects fo the Canadian Securities Administrators, set out in the Canadian Institute of Mining (CIM) Standards.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources and Indicated Mineral Resources.
This registration statement may use the terms “Measured Mineral Resource” and “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the Mineral Resources in these categories will ever be converted into Mineral Reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.
This registration statement may use the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this registration statement on Form 20-F that are not historical facts are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Western Copper Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled "Risk Factors" in this registration statement. Although Western Copper has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Western Copper does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and our general expectations concerning the mining industry are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable. The industries involve risks and uncertainties and are subject to change based on various factors.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A.      Directors and senior management.

          The business address for each of the following directors and managers is c/o Western Copper Corporation, #2050 - 1111 West Georgia Street Vancouver, BC, V6E 4M3, Canada.

Name	Function

Dale Corman	Chair of the Board, Chief Executive Officer, President and Director

Klaus Zeitler	Director

Robert J. Gayton	Director

Brent Kinney	Director

David Williams	Director

Jonathan Clegg	Vice President, Engineering

Julien François	Chief Financial Officer

David Jensen	Vice President, Corporate Development

B.      Advisers.

          Not applicable

C.      Auditors.

Name	Business Address
Pricewaterhouse Coopers LLP,	Suite 700, 250 Howe Street, Vancouver, British
Chartered Accountants	Columbia, V6C 3S7

Item 2. Offer Statistics and Expected Timetable

          Not applicable.

Item 3. Key Information

A.      Selected Financial Data.

Although Western Copper Corporation’s primary financial statements are prepared using Canadian Generally Accepted Accounting Principles (GAAP), the following financial data is presented on the basis of US GAAP.

Western Copper Corporation began operations on May 3, 2006. Financial statement information prior to this date reflects the financial position, statements of loss and deficit and cash flows of the related copper business of Western Silver. This information has previously been reported as Western Copper Business. The statements of loss and deficit for the three and six months ended June 30, 2005 include the direct exploration expenses incurred on the Carmacks property and an allocation of Western Silver’s general and administrative expenses incurred in each of these years. The statements of loss and deficit for the three and six months ended June 30, 2006 include the aforementioned allocations up to May 3, 2006 and the expenses incurred directly by Western Copper for the periods then ended.

The allocation of Western Silver’s general and administrative expenses was calculated on the basis of the ratio of costs deferred by Western Silver on the Carmacks and Almoloya mineral properties in each year presented as compared to the costs deferred on all mineral properties in each of these years. The consolidated financial statements have been presented under the continuity-of-interests basis of accounting with balance sheet amounts based on the amounts recorded by Western Silver. Note: Management cautions readers of these financial statements that the allocation of expenses does not necessarily reflect future general and administrative expenses.

The following financial data is extracted from the audited financial statements of Western Copper Business for the years ended December 31, 2005 and 2004 and the unaudited interim consolidated financial statements of Western Copper Corporation for the six months ended June 30, 2006.

Balance Sheets

	Western Copper Corporation June 30, 2006	Western Copper Business December 31, 2005	Western Copper Business December 31, 2004

Working Capital	38,673,758	-	-
Property and Equipment	116,037	109,327	42,328
Mineral Properties	4,000,000	4,000,000	4,000,000
Total Assets	42,789,795	4,109,327	4,042,328
Accounts Payable and accrued liabilities	276,356	100,000	100,000
Net Assets	42,513,439	4,009,327	3,942,328
Share Capital	38,273,567	-	-
Contributed Surplus	21,498,601	22,002,077	21,404,043
Deficit	(17,258,729)	(17,992,750)	(17,461,715)
Total Shareholders Equity	42,513,439	4,009,327	3,942,328

Statements of Operations and Deficit

	Western Copper Corporation Six months ended June 30, 2006	Western Copper Corporation Six months ended June 30, 2005
Earnings (loss) and comprehensive income (loss)	734,021	(223,644)
Earnings (loss) per share	0.01	-

	Western Copper Business Year ended December 31, 2005	Western Copper Business Year ended December 31, 2004	Western Copper Business Year ended December 31, 2003
Earnings (loss) and comprehensive income (loss)	(531,035)	(413,792)	(102,378)

EXCHANGE RATE DATA

This registration statement contains references to United States (US$) and Canadian dollars.

The following table sets out, for each of the previous six months, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, based on the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low
August 1-30, 2006	0.8840	0.9027
July 2006	0.8760	0.8999
June 2006	0.8896	0.9098
May 2006	0.8903	0.9100
April 2006	0.8532	0.8926
March 2006	0.8531	0.8834
February 2006	0.8638	0.8789
January 2006	0.8528	0.8744
December 2005	0.8521	0.8690

The following table sets out, for each of the previous five years, the average exchange rates for Canadian dollars expressed in U.S. dollars, and the exchange rate at the end of such period, based on the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Year	Average	Close
2005	0.8262	0.8580
2004	0.7701	0.8303
2003	0.7163	0.7727
2002	0.6372	0.6344
2001	0.6461	0.6287

On August 30, 2006, the noon rate of exchange as reported by the Federal Reserve Bank of New York for the conversion of one United States dollar into one Canadian dollar was 0.9010 ($1.00 equals US$0.9010) .

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

The historical financial statements of Western Copper contained in this registration statement are reported in Canadian dollars and have been prepared in accordance with Canadian GAAP. All references to dollar amounts in this registration statement are to Canadian dollars unless expressly stated otherwise.

B.      Capitalization and Indebtedness.

Shares Outstanding as at August 30, 2006

Common shares	49,627,413
Options outstanding	3,102,168
Warrants outstanding	2,562,979

C.      Reasons for the Offer and Use of Proceeds.

          Not Applicable.

D.      Risk Factors.

          The following summarizes certain risks that may materially affect our business, financial condition or results of operations.

          RISKS RELATED TO OUR BUSINESS

          We have a limited history of operations, earnings or dividends

          We commenced operations on May 3, 2006 and therefore have limited history of earnings or of a return on investment, and there is no assurance that our properties will generate earnings, operate profitably or provide a return on investment in the future.

          There is no assurance that we will be able to obtain additional financing

          If our proposed exploration programs are successful, additional financing will be required for the development of an economic mineral body and to place it in commercial production. The only sources of future funds available to us are the sale of equity capital, or the offering of an interest in our properties to be earned by another party or parties carrying out exploration or development thereof. Additional financing may not be available. Failure to obtain additional financing on a timely basis could cause us to reduce or terminate our operations.

          Resource exploration and development involves a high degree of risk

          Resource exploration and development is a speculative business and involves a high degree of risk. Exploration of our properties might not result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by us will be affected by numerous factors beyond our control. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Singly or in combination, these factors may result in our not receiving any or an adequate return on invested capital.

          We are subject to risks respecting development and production activities

          Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in extraction operations and the conduct of exploration programs. We may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which our insurance cannot insure or against which it may elect not to insure.

          Fluctuation of mineral prices may adversely affect our financial results

          Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors that will be beyond our control, including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. Such factors may negatively affect the marketability of any ore or minerals discovered at, and extracted from, our properties.

          Title to our properties or interests may be disputed

          The acquisition of title to resource properties or interests therein is a very detailed and time-consuming process. Title to and the area of resource concessions may be disputed. The properties may be subject to prior, and in some cases, not fully ascertainable unregistered agreements or transfers, and title may be affected by undetected defects. Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change. We have not definitively surveyed the boundaries of any of our mineral properties, and consequently the boundaries of the properties may be disputed. We may be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

          Environmental regulations may adversely affect our projects

          Our operations will be subject to environmental regulations promulgated by various Canadian and Mexican government agencies from time to time. Violation of existing or future environmental rules may result in various fines and penalties.

          Political, economic and social conditions may adversely affect our investments

          Our investments may be adversely affected by political, economic and social uncertainties which could have a material adverse effect on our results of operations and financial condition. Certain areas in which we may acquire properties have experienced and may continue to experience local political unrest and disruption by the indigenous peoples, which could potentially affect our projects. Changes in leadership, social or political disruption or unforeseen circumstances affecting political, economic and social structure could adversely affect our property interests or restrict its operations. Our mineral exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labor, export controls, income taxes, expropriation of property, environmental legislation and safety factors.

          Statutory and regulatory compliance is complex and may result in delay or curtailment of our operations

          Our current and future operations will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies such as us that engage in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Issuance of permits for our exploration activities is subject to the discretion of government authorities, and we may be unable to obtain or maintain such permits. Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis.

          Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. We may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. We are not currently covered by any form of environmental liability insurance. See "Risks associated with our activities may not be insurable", below.

          Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or require abandonment or delays in exploration.

          Risks associated with our activities may not be insurable

          Our business will be subject to a number of risks and hazards and no assurance can be given that insurance to cover the risks to which our activities will be subject will be available at all or at commercially reasonable premiums. We are not currently covered by any form of political risk insurance or any form of environmental liability insurance The payment of any such liabilities would reduce the funds available to us. If we are unable to fully fund the cost of remedying an environmental problem, we might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

          There is substantial competition for mineral deposits where we intend to conduct our operations

          Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which we intend to conduct operations. As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than Western Copper, we may be unable to acquire additional attractive mining claims or financing on terms we consider acceptable. We will also be competing with other mining companies in the recruitment and retention of qualified employees. Consequently, our operations and financial condition could be materially adversely affected.

          We depend on key management and employees

          Our development depends on the efforts of key members of management and employees. Loss of any of these people could have a material adverse effect on Western Copper. We do not expect to have key person insurance with respect to any of our key employees.

          We may encounter difficulties in conducting our business through foreign subsidiaries

          We are a holding company that will be conducting its business through foreign subsidiaries, joint ventures, and divisions. Substantially all of our assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between Western Copper and our subsidiaries, or among our subsidiaries, could restrict our ability to fund operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on our valuation and share price.

          Risks associated with conflicts of interest

          Certain of our directors and officers also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development. Consequently there exists the possibility for such directors and officers to be in a position of conflict.

          RISKS ASSOCIATED WITH OUR SECURITIES

          Our shares may experience price volatility

          Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Western Copper include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. Our share price, financial condition, and results of operations are all also likely to be significantly affected by short-term changes in gold, silver, copper, lead or zinc prices. There can be no assurance that continual fluctuations in metal prices will not occur. As a result of any of these factors, the market price of our shares at any given point in time may not accurately reflect our long-term value.

          Future issuances of securities will dilute shareholder interests

          Issuances of additional securities including, but not limited to, common stock pursuant to any financing and otherwise, could result in a substantial dilution of the equity interests of our shareholders.

          We may be a passive foreign investment company for United States federal income tax purposes

          We expect to be a passive foreign investment company for United States Federal income tax purposes until we generate sufficient revenue from our mineral exploration and extraction activities. If we are a passive foreign investment company, any gain recognized by a U.S. holder upon a sale or other disposition of our shares may be ordinary (rather than capital), and any resulting United States federal income tax may be increased by an interest charge. Rules similar to those applicable to dispositions generally will apply to certain excess distributions in respect of a Western Copper share.

          Certain special, generally adverse, rules will apply with respect to common shares of Western Copper while Western Copper is a PFIC whether or not it is treated as a Qualified Electing Fund. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares. Please see Part 10, Item E, “United States Federal Income Tax Consequences”.

          Western Copper recommends that each U.S. Holder consults a tax advisor with respect to how the PFIC rules affect their tax situation.

Item 4. Information on the Company

A.      History and Development of the Company.

          We were incorporated as “Western Copper Corporation” under the Business Corporations Act (British Columbia) on March 17, 2006. Our principal office is located at Suite 2050 – 1111 West Georgia Street, Vancouver, BC V6E 4M3, and our telephone number in Vancouver is (604) 684-9497.

          We were formed to hold certain assets of Western Silver Corporation, a British Columbia corporation, that were “spun out” of that company when it was acquired on May 3, 2006 by Glamis Gold Ltd., a British Columbia corporation based in Reno, Nevada. The assets transferred to us were detailed in a Plan of Arrangement approved by the shareholders of Western Silver for purposes of the acquisition. They include all of the shares of Carmacks Copper Ltd. held by Western Silver, all of Western Silver’s interest in the Carmacks copper project in Yukon Territory, Canada (the “Carmacks Copper Project”), the Almoloya project in Chihuahua State, Mexico (the “Sierra Almoloya Project”), the lease for Western Silver’s office premises in Vancouver, Canada, approximately $38 million cash, and other items. In consideration of these assets, we issued to each Western Silver shareholder a number of our shares equal to the number of Western Silver shares held by that stockholder. In addition, the holders of Western Silver stock exchanged their options for Western Copper stock options exercisable at a price of $0.88 per share to purchase an equal number of our shares as would be issuable upon exercise of the Western Silver options.

B.      Business Overview.

          Western Copper is a development stage enterprise in the mineral resource industry. Its current focus is on completing an updated feasibility study relating to the extraction of copper from its Carmacks Copper property as well as conducting a strategic review of the metals market to identify other opportunities and potential acquisitions.

          The Company has an indirect interest through Carmacks Copper Ltd., a wholly-owned subsidiary, in the Carmacks Copper Project, which is an oxide copper deposit, with a small gold component, located in Yukon Territory, Canada. The Carmacks Copper Project is planned to be developed as a seasonal open-pit mining operation to be operating 10 months out of the year and be shut down during the two months of the year when winter temperatures are most extreme. We also have an interest in Sierra Almoloya, an early stage silver-gold-lead-zinc property in Chihuahua State, Mexico, which is being explored by Queenston Mining Inc. under an option agreement.

C.      Organizational Structure.

D.      Property, Plant and Equipment.

Carmacks Copper Project

Introduction and Summary

          We are an indirect, 100% owner of the Carmacks Copper Project in the Yukon Territory in Canada. The Carmacks property is an oxide copper deposit, with a small gold component, which in the 1990’s was proposed to be an open pit mine with crushing, sulphuric acid heap leaching, solvent extraction and electrowinning processing to produce cathode copper.

          Western Copper’s predecessor company (Western Silver) acquired the Carmacks property in 1989 from Archer, Cathro & Associates. In 1993, Western Silver completed a full feasibility study on the property, which was subsequently updated in 1995. In 1998 after completing some early construction work on the project, Western Silver suspended work on the project indefinitely due to low copper prices.

          In late 2004, based in part on renewed optimism in the price of copper, Western Silver agreed with the Yukon Territorial Government to re-enter the permitting process and has been engaged since then in the environmental review process under the Yukon Environment Assessment Act and more recently the newly enacted Yukon Environmental and Socio-economic Assessment Act. These review processes are on-going at present.

          As a result of the formation of Western Copper and its acquisition of the Carmacks property, a Technical Report that fulfilled the requirements of Canadian Securities National Instrument 43-101, was prepared in March 2006.

          In July 2006, Western Copper commenced a new program of exploration drilling with a view to expanding the known areas of mineralization. This exploration work has been accompanied by work on a new resource estimate in compliance with National Instrument 43-101.

          Plans are in place to commence the preparation of an updated feasibility study for the project which will encompass all the work performed to date and bring the economic evaluation up to date. This work is expected to be completed in the first quarter of 2007.

          Subject to the results of the updated feasibility study and progress in the permitting applications, it is the intent of Western Copper to initiate design and construction of the project in early 2007 with a view to commencing operation in late 2008.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

          The Project site is currently accessible by an existing 12 kilometres (km) exploration road that leads north from km 33 of the secondary, government maintained un-paved roadway (Freegold Road) from the village of Carmacks. A new 5 metre (m) wide project site access road will be constructed from the Freegold Road to the site.

          Carmacks, on the Yukon River, is 175 km by paved road north of Whitehorse, Yukon Territory. 180 km south of Whitehorse by paved road lies the year-round port of Skagway Alaska. Whitehorse has an airport with daily flights to Vancouver and there is a small airfield used by private aircraft near Carmacks.

          The climate in the Carmacks area is marked by warm summers and cold winters. Mean daily temperatures range from -30° C in January to 12° C in July. Precipitation is light with moderate snowfall, the heaviest precipitation being in the summer months. The average annual precipitation is approximately 375 mm (water equivalent) with one third falling as snow. July is the wettest month. Mean annual evaporation is approximately 404 mm to yield a net loss of 29 mm.

          Topography at the property area is subdued. Topographic relief for the entire property is 515 m. In the immediate area of the No. 1 Zone, topographic relief is 230 m. Elevations range from 485 m at the Yukon River to 1,000 m on the western edge of the claim block.

          Outcrop is uncommon because of the subdued topography and lack of glaciation. The major portion of the claim block lying north of Williams Creek is unglaciated above the 760 m elevation. The claim block area south of the Williams Creek valley and peripheral portions of the claim block, especially to the east, are covered by a veneer of ablation and lodgement bouldery till with a sandy to silty matrix, generally less than 1 m thick. However in places the overburden can exceed 7 metres in depth. Permafrost is present at varying depths in most north facing slope locations and at depth in other areas.

          Vegetation in wet areas, especially along the William Creek valley, consists of willows and alders. Drier areas are covered by spruce trees. The property as a whole is below the tree line.

          The village of Carmacks is the closest community to the project and has a population of about 450. Pursuant to a recent agreement between Sherwood Copper and Yukon Energy, a plan is being developed to extend the power grid to the north from Carmacks to supply the Minto Mine. This would take the power line within approximately 10 km of the Carmacks property.

History

          The first report of copper in this region was made by Dr. G.M. Dawson in 1887 concerning occurrences at Hoochekoo Bluff, located 12 km north of the property on the Yukon River. In 1898, the first claims were staked to cover copper showings that were associated with copper bearing quartz veins located in Williams Creek and Merrice Creek Canyons, east of the present Carmacks Copper deposit.

          The Williams Creek property (as the Carmacks Copper project was then known) was first staked in 1970 by G. Wing and A. Arsenault of Whitehorse. The Dawson Range Joint Venture (Straus Exploration Inc., Great Plains Development of Canada Ltd., Trojan Consolidated Minerals Ltd., and Molybdenum Corporation of America) optioned the property and conducted reconnaissance prospecting and geochemical sampling. Archer, Cathro and Associates (1981) Limited, acted as manager. During the site examination by the Dawson Range Joint Venture, G. Abbott and D. Eaton located the present No. 1 and No. 2 Zones.

          The property was purchased by Western Copper Holdings Ltd. and Thermal Exploration in 1991. Western Copper Holdings Ltd. and Thermal Exploration merged in 1995 to become Western Copper Holdings Ltd. In 2003, Western Copper Holdings Ltd. changed its name to Western Silver Corporation. Carmacks was transferred to Western Copper Corporation on May 3, 2006 when Western Silver Corporation was acquired by Glamis Gold Ltd.

Property Geology

          The Carmacks region lies within the Intermontane Belt, which in the Carmacks area is divisible into the Yukon Cataclastic Terrane, the Yukon Crystalline Terrane and the Whitehorse Trough.

          The Carmacks copper-gold occurrences lie within the Yukon Cataclastic Terrane. There are 14 known zones containing mineralization in the vicinity of the No. 1 Zone deposit. As presently defined the No. 1 Zone deposit is hosted in sub-vertical feldspathic-mafic gneisses (generally quartz deficient) that form a roof pendant within Upper Triassic hornblende-biotite granodiorite of the Granite Mountain Batholith.

          The No. 1 Zone extends over a 700 m strike length and at least 450 m down dip. The deposit is open at depth.

          The character of the deposit changes along strike leading to a division into northern and southern halves. The northern half is more regular in thickness, dip angle, width and down dip characteristics. The southern half splays into irregular intercalations, terminating against sub-parallel faults down dip. Both the north and south ends of the deposit are offset by cross-cutting faults. In the northern half of the zone, copper grades are higher in the footwall relative to the hanging wall. Oxide copper grades increase with depth in both the footwall and hanging wall. There is no association of copper values with rock type, mafic constituents, or grain size.

          Gold values are higher in the north half of the deposit. They average 0.022 ounces gold per ton (0.75 g/tonne) compared with 0.008 ounces gold per ton (0.27 g/tonne) in the south half. There is no apparent increase in values with depth and the highest grade gold values are not associated with the highest copper values; however, gold values in the northern half are higher in the footwall section. This lack of increase in gold values with depth suggests that the gold distribution reflects a primary distribution rather than a secondary distribution such as oxide copper values. As with oxide copper, gold content does not correlate with rock type, mafic constituents or grain size.

Exploration and Drilling

          In 1970, exploration of the No. 1 Zone consisted of bulldozer trenching and the drilling of two x-ray diamond drill holes totalling 31.4 m. The 1971 work program consisted of soil sampling, electromagnetic (EM) and magnetometer geophysical surveys, bulldozer trenching, road construction and 25 diamond drill holes, totalling 5,552.5 m. In 1972, additional bulldozer trenching and eight diamond drill holes totalling 1,530.7m were completed. A legal survey was carried out in 1974 over the key claims that cover most of the known showings, including the No. 1 Zone. The 1970-1974 work was completed by the Dawson Range Joint Venture.

          The Company conducted a major work program in 1991. A total of 3,463.7 m of HQ size diamond drilling was carried out; 3,401 m in 35 holes on the No. 1 Zone and 62.7 m in 1 hole on the No. 4 Zone. 21 trenches, totalling 1,856.2 m, were cut on the No. 1 and No. 4 Zones. An area of approximately 1 ha was stripped at the southern end of the No. 1 Zone. A geophysical program, consisting of very low frequency electromagnetic (VLF-EM) and magnetic surveys, was carried out on a single grid of 62 survey lines, totalling 83.8 km.

          In another major program in 1992, Western Silver carried out work on the Nos. 1, 2, 4, 5, 7, 12, 13 and 2000S Zones and on anomalies elsewhere on the property. This program included extensive metallurgical testing of drill core from the No. 1 Zone..

          A total of 6,520 m of trenching was conducted on the Nos. 1, 2, 4, 5, 7, 12, 13 and 2000S Zones, and for condemnation purposes over potential leach pad, waste dump and plant site areas. Ten HQ size diamond drill holes, totalling 1,005.23 m were drilled, two on No. 1 Zone, two on No. 4 Zone, four on No. 12 Zone and two on No. 13 Zone. One oriented NQ size triple (split) tube diamond drill hole of 157.19 m was drilled on the No. 1 Zone for geotechnical studies.

          A total of 856.79 m of reverse circulation drilling in 11 holes was conducted on Nos. 1, 5 and 2000S Zones, and on geophysical anomalies found in the 1991 survey.

          Western Copper commenced a diamond drilling campaign in July 2006 with a view to increasing the confidence level of the known resource, expanding the resource, exploring other zones of know mineralization and condemning areas where process facilities are planned. To the end of September, 2006, a total of 4,115 metres of drilling in 20 holes have been completed.Approximately 75% of this drilling has been in No.1 Zone, 18% in No.5 Zone, 4% in No.6 Zone and 2% in No. 13 Zone.

Mineralization

          The majority of the copper, approximately 86%, in the Carmacks Copper No. 1 Zone is in the form of the secondary minerals malachite, cuprite, azurite and tenorite (copper limonite) with very minor other secondary copper minerals (covellite, digenite, djurlite). Other secondary minerals include limonite, goethite, specular hematite and gypsum. Primary copper mineralization is restricted to bornite and chalcopyrite. Other primary minerals include magnetite, gold, molybdenite, native bismuth, bismuthinite, arsenopyrite, pyrite, pyrrhotite and carbonate. Molybdenite, visible gold, native bismuth, bismuthinite and arsenopyrite occur rarely.

          The upper 250 metres of the No. 1 Zone is oxidized. Within the oxidized area pyrite is virtually absent and pyrrhotite is absent. Weathering has resulted in 1% to 3% pore space and the rock is quite permeable. Secondary copper and iron minerals line and in-fill cavities, from both irregular and coliform masses, fill fractures and rim sulphides. Primary sulphide minerals and magnetite are disseminated and form narrow massive bands or heavy disseminations in bands. Non-copper sulphides are not common in the weathered zone and are usually intergrown or associated with each other when they do occur. They most commonly occur in hematite but also occur in copper sulphides and in the gangue minerals. Gypsum occurs as microveinlets.

          Carbonate occurs as pervasive matter, irregular patches or microveinlets, not commonly, but on the order of 1% where present. Gold occurs as native grains, most commonly in cavities with limonite or in limonite adjacent to sulphides, but also in malachite, plagioclase, chlorite and rarely in quartz grains. Gold is rarely greater than 5 microns in size.

          Primary mineralization, below the zone of oxidation comprises chalcopyrite, bornite, molybdenite, magnetite, pyrite and pyrrhotite. Primary copper mineralization appears to be zoned from bornite on the north to chalcopyrite and finally to pyrite and pyrrhotite on the south. Narrow veinlets of anhydride were found in the deepest drill hole.

Sampling and Analysis

          Drill core in 1971 and 1990 was sampled in 10 foot (3.05 m) intervals. In 1991 and 1992, drill core was sampled by rock type for geological information but sampling was largely within 10 foot intervals to facilitate later statistical analysis of assay data. Reverse circulation holes were sampled over 5 foot (1.52 m) intervals within the No.1 Zone and for 25 to 50 feet (7.62 m to 15.24 m) on either side of the mineralization. In barren granodiorite, 10 foot samples were collected. Duplicate 12.5% splits were collected with 1 sample for assay and 1 sample kept at the core storage area.

          Trenches across the No.1 Zone were cut at 200 foot (60.96 m) centres over the complete zone length and at 100 foot (30.48 m) centres in three areas: at the northern end, at the south central area and at the southern end. In areas of structural complexity, additional trenches were excavated parallel to the zone to uncover cross-cutting structures. All trenches cutting across No.1 Zone were channel sampled with 5 or 10 foot (1.52 m or 3.05 m) sample lengths. Trenches parallel to the zone were not sampled.

          Total copper was assayed by HCIO4 – HNO3 digestion followed by Atomic Absorption Spectrometry (AAS) with a 0.01% detection limit. Non-sulphide copper was assayed by dilute sulphuric acid (H2SO4) digestion followed by AAS with a 0.01% detection limit. Gold was assayed by ½ assay ton fire assay followed by AAS with a 0.002 ounces per ton (0.0686 g/tonne) detection limit and an upper limit of 20 ounces per ton (685.71 g/tonne). Silver was assayed by aqua regia digestion followed by AAS with a 0.01 ounces per ton (0.34 g/tonne) detection limit and an upper limit of 20 ounces per ton (685.71 g/tonne).

          Based on the analytical techniques used, the terms "oxide copper" and "non-sulphide copper" actually means weak acid soluble copper. That said, however, the weak acid soluble copper is the portion recoverable using acid heap leach technology proposed for the Carmacks Copper Project.

          Samples from the 2006 drilling campaign are being assayed at one metre intervals. As in the earlier work these samples are being assayed for total copper, weak acid soluble copper and gold.

Security of Samples

          Standard sample handling practices of the era were used on the property in earlier work (1970 –1992), no special security precautions were observed in the sampling and analysis of the mineralization from the deposit.

          The present work observes a strict chain of custody from the drilling through sample collection and assaying in keeping with current best practices.

Process Plant Facilities

          Metallurgical testing on Carmacks samples began in 1989 and has continued intermittently to the present on samples extracted from trenches and from drill core. The various bottle roll and column tests that were undertaken between 1989 and 1996 account for 47 bottle roll tests and 21 column tests were designed to test the leach kinetics, the acid consumption, the optimum crush size and the total copper extraction. The results lead to the conclusion that an overall copper recovery of 80%, with a 19mm crush size was achievable.

          A pilot plant operation was conducted in 1993, which served the purpose of confirming that heap leach operations could be successfully operated under the prevailing winter conditions of the Yukon Territory. This has been upheld further more recently by the full scale operations at the Brewery Creek mine.

          In 2004, work commenced on a series of 11 small-scale column tests that were designed to test the application of a process which generates sulphuric acid by the biological oxidation of sulphur. In general, at equivalent crush sizes, the columns employing the bioacid process achieved similar extraction to the control column but more rapidly.

          Four of these columns were selected to test scenarios for decommissioning the heap on closure. Using varying applications of fresh water flush and sodium carbonate rinse, the columns all showed that the pH could be increased to the 8–9 range, and the dissolved metals could be reduces to levels within the Metal Mining Effluent Regulations.

          Based on the apparent success of this test work, two further large scale columns (12" x 30’) have been started to test if the similar results can be achieved on a large scale.

          The Carmacks Copper Project is planned to be developed as an open pit mining operation to mine an average of 1.8 million tonnes of ore per year on a seven day per week, 24 hours per day operation. The mine will be operated throughout the year except when winter temperatures are extreme, most likely in January and February. At present this would lead to an expected mine life of 7.5 years.

          Copper is planned to be extracted from the ore using conventional sulphuric acid heap leach technology followed by solvent extraction for concentration of the resulting copper sulphate solutions and electrowinning (SX/EW) for the recovery of product cathode copper metal.

          The design processing rate will result in production of 39 tonnes of copper per day or 14,310 tonnes of copper per year from an oxide ore grading 0.97% copper. Copper recovery, using a 120 day leach cycle, is approximately 74.7% with ultimate recovery of 80%. Solution processing facilities including solution flow to the heap, solvent extraction and electrowinning will operate year round.

Conclusions and Plans

          Economic conditions have changed significantly since 1997. Factors affecting construction and operating costs have risen significantly. Along with this, the demand for copper, and with this the price of copper, has changed favorably.

          Subject to the findings of the upcoming updated feasibility study and successful conclusion of permitting applications, it is Western Copper’s plan to proceed with design and construction of the facilities described above. The target for commencing the design and construction is early 2007 leading to commencement of operations in late 2008. However, factors such as permitting are out of the direct control of Western Copper and will have an important effect on this target schedule.

          At the same time Western will continue with the current exploration work in the area with a view to increasing the known resource and extending the life of the planned operation.

Sierra Almoloya Project

          Sierra Almoloya is an early-stage silver-gold-lead-zinc property located in the central Mexican silver belt, being actively explored by Queenston Mining Inc. under an option agreement. In July, 2005, Queenston optioned the property from Western Silver and can earn a 60% interest through staged exploration expenditures of US$1.5 Million over a four-year period, with minimum expenditures of US$200,000 in the first year. Queenston also has the right to earn an additional 15% interest by completing a feasibility study and making a production decision, at which time we can either elect to contribute 25% of the capital expenditure required to achieve production or to convert our participating interest to a 15% net profits interest.

Item 4A. Unresolved Staff Comments

          Not applicable.

Item 5. Operating and Financial Review and Prospects

A.      Operating Results.

          2006

          Western Copper began operations on May 3, 2006. Results of operations prior to that date represent the results of Western Silver Corporation’s (Western Silver) copper business. Current period results are not comparable to the three and six months ended June 30, 2005 as all amounts prior to May 3, 2006 only represent direct exploration expenditures incurred by Western Silver on the Carmacks and Almoloya properties and an allocation of Western Silver’s general and administrative expenses based on mineral property costs deferred on the Carmacks and Almoloya properties during each year compared to all mineral property costs deferred by Western Silver during each year. Management cautions readers of these financial statements that the allocation of expenses does not necessarily reflect Western Copper’s future general and administrative expenses. The financial discussion focuses on Western Copper’s operations during the three and six months ended June 30, 2006.

          Western Copper Corporation (the Company) had a loss of $44,000 ($nil per share) during the three months ended June 30, 2006. For the six month period ended June 30, 2006 the Company had a loss of $157,000 ($nil per share).

          The largest expenditures during the six months ended June 30, 2006 related to direct exploration on the Carmacks property ($289,000). Awaiting the update of the feasibility study on the Carmacks projects, the Company is currently expensing all costs relating to exploration and development on the property.

          Other significant expenses during the three and six-months ended June 30, 2006 include: stock-based compensation ($219,000) and employee wages ($178,000). Western Copper also incurred legal and regulatory fees ($250,000) relating to start-up regulatory compliance and original listing on the Toronto Stock Exchange. The latter costs are not expected to be recurring.

          The Company earned $117,000 in interest income and had a gain on marketable securitites of $877,000 during the three and six months ended June 30, 2006. The interest was earned on cash and cash equivalents received pursuant to the Plan of Arrangement. No interest was allocated to Western Copper in 2005.

            2003-2005

          Financial statement information prior to 2006 reflects the financial position, statements of loss and deficit and cash flows of the related copper business of Western Silver, the corporation from which we were “spun-out” in May 2006. This information has previously been reported as Western Copper Business. The statements of loss and deficit for the years presented include the direct exploration expenses incurred on the Carmacks property and an allocation of Western Silver’s general and administrative expenses incurred in each of these years.

The allocation of Western Silver’s general and administrative expenses was calculated on the basis of the ratio of costs deferred by Western Silver on the Carmacks and Almoloya mineral properties in each year presented as compared to the costs deferred on all mineral properties in each of these years. The consolidated financial statements have been presented under the continuity-of-interests basis of accounting with balance sheet amounts based on the amounts recorded by Western Silver. Note: We caution users of these financial statements that the allocation of general and administrative expenses does not necessarily reflect future general and administrative expenses as the allocations represent only a small portion of Western Silver’s total general and administrative expenses. As a separate entity, Western Copper will have significantly higher general and administrative expenses.

During the years presented, Western Silver concentrated its efforts on the development of its Penasquito property. Expenditures on other properties were minimal. The only costs incurred on the Almoloya property between 2003 and 2005 were land claim lease payments and care and maintenace costs. Carmacks expenditures in 2003 are care and maintenance costs. Expenses relating to Carmacks increased 2004 and 2005 as Western Silver engaged contractors to help them recommence the permitting process on the Carmacks property.

B.      Liquidity and Capital Resources.

          The Company expended $664,000 on operating activities during the quarter ended June 30, 2006 and $776,000 during the six month period ended June 30, 2006. The majority of the cash was spent on operating items described in ‘Results of operations’.

          Most of the Company’s financing during the three and six months ended June 30, 2006 came as a result of the Plan of Arrangement effective May 3, 2006. During the three and six months period ended June 30, 2006, the Company received $30.8 million in cash pursuant to the Plan of Arrangement. The $6 million receivable pursuant to the Plan of Arrangement at June 30, 2006 was received in early July 2006.

          The Company also received $195,000 from the exercise of stock options between the period of May 3, 2006 and June 30, 2006.

          The Company received $883,000 from investing activities during the six months ended June 30, 2006. The Company received $998,000 from investing activities during the three months ended June 30, 2006. The cash flow provided by investing activities relates to $995,000 in proceeds from the sale of marketable securities in the second quarter. During the six months ended June 30, 2006, Western Copper made an advanced royalty payment of $100,000 relating to the Carmacks property and had net expenditures on property an equipment of $12,000. An advance royalty payment of $100,000 was made during the six months ended June 30, 2005. There were no other significant investing items during the three and six months ended June 30, 2005.

C.      Research and Development, Patents and Licenses, Etc.

          Not applicable.

D.      Trend Information.

          We have not generated operating revenue to date, and expect to remain an exploration stage company for the foreseeable future. Accordingly, we do not anticipate generating operating revenue during the fiscal year ending December 31, 2006. For the current fiscal year, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material affect on our operations, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of our financial condition.

E.      Off-Balance Sheet Arrangements.

          We have no off-balance sheet arrangements.

F.      Tabular Disclosure of Contractual Obligations.

	Payments due by period
Contractual Obligations, as at June 30, 2006	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Office Lease Obligations	872,593	261,778	523,556	87,259	-

Item 6. Directors, Senior Management and Employees

A.      Directors and Senior Management.

          Biographical Information

          Directors

          F. Dale Corman, B.Sc., P. Eng., age 68, is Director, Chairman of our Board of Directors, Chief Executive Officer and President. Mr. Corman graduated with a Bachelor of Science degree in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972. He has 30 years experience as a senior corporate officer of publicly listed companies and has extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management From 1995 to 2006, was Chairman of the Board of Directors and Chief Executive Officer of Western Silver Corporation.

          Klaus Zeitler, Ph.D., age 67, is a Director. Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 until 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996. Dr. Zeitler remains active in mineral exploration and development through a number of ventures in addition to Western Copper Corporation. Dr. Zeitler is currently President of Amerigo Resources.

          Robert J. Gayton, B.Comm., Ph.D., FCA, age 66, is a Director. Dr. Gayton, F.C.A., graduated from the University of British Columbia in 1962 with a Bachelor of Commerce and in 1964 earned the chartered accountant (C.A.) designation while at Peat Marwick Mitchell. Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world, including time at the University of California, Berkeley, earning a Ph.D. in Business. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. Dr. Gayton is a director of several public companies.

          Brent Kinney, B.Sc., L.L.B., age 64, is a Director. Mr. Kinney is an international petroleum lawyer based in Dubai, United Arab Emirates. He has more than 20 years experience representing both government and private sector clients throughout the world. Prior to leaving Canada in 1990 he was a partner in one of Alberta’s leading energy law firms. He has represented governments, state oil companies and international oil companies in petroleum ventures worldwide. Mr. Kinney is also a director of Husky Energy Inc. and Dragon Oil plc. He has both a Bachelor of Laws degree and a Bachelor of Science (Geology) degree from the University of Manitoba, Canada. He is a member of the Canadian Bar Association and the Law Societies of Alberta, England and Wales and Hong Kong and is also a member of the Chartered Institute of Arbitrators, London, England.

          David Williams, MBA, age 64, is a Director. Mr. Williams obtained a Master of Business Administration Degree from Queens University in 1964 and a Doctor of Civil Laws Degree from Bishops University in 1966, where the Business Faculty is named in his honor. Mr. Williams currently manages investments for his family holding company and is involved in a number of charitable organizations. He is Chairman of Bennett Environmental and Roador Inc. and is a director of Calvalley Petroleum, Resin Systems, Atlantis Systems, and Newport Partners Income Fund.

          Executive Officers

          F. Dale Corman, Chief Executive Officer and President; see above

          Jonathan Clegg, P.Eng., age 53, is our Vice President, Engineering. Since receiving his degree in civil engineering from Cambridge University in 1974, Mr. Clegg has nearly 30 years of experience in the design, management and construction of mining related projects. This experience has encompassed all phases of project development from initial studies to project start-up. Mr. Clegg has also worked on infrastructure and petrochemical projects. From 1974 to 1979, Mr. Clegg worked in South Africa on a number of projects, joining Kilborn Engineering there in 1977. In 1979 he moved to Canada with Kilborn remaining with the company until 2002. From 1999 to 2002 he was Vice President and General Manager of Kilborn Engineering Pacific Ltd. In 2003 he joined Western Silver Corporation as V.P. Engineering, focusing mostly on the Peñasquito Project, until the company was acquired by Glamis Gold Ltd.

          Julien François, CA, age 28, is our Vice President, Finance and Chief Financial Officer. Mr. François received his Bachelor of Commerce from the University of British Columbia in 2000 and his Chartered Accountant designation in 2004 in British Columbia. He became Controller of Western Silver Corporation in 2005 after having worked at PricewaterhouseCoopers since 2000. Mr. François’s experience is concentrated in the mining and high tech sectors. He has also worked extensively on internal control design and assessment projects, both as a consultant and as an external auditor.

          David Jensen, P.Eng., L.L.B., MBA, age 42, is our Vice President, Corporate Development. Mr. Jensen graduated with a Bachelor of Applied Science (Mechanical Engineering) from the University of Waterloo in 1987 and received P.Eng. status in British Columbia in 1990. Working initially on military and civil aerospace programs in engineering and project management capacities and high technology manufacturing, Mr. Jensen obtained his L.L.B. (Corp/Comm Law focus) from the University of Calgary in 1997 and his MBA (Logistics & Supply Chain Management) from the University of British Columbia in 1999. From 2001 to 2003, Mr. Jensen was Vice President Engineering and Quality at AvCorp Industries Inc. Prior to joining Western Copper Corporation, Mr. Jensen was providing strategic and business advisory services to B.C. mining companies through his own consultancy company.

          There is no family relationship between any of the persons named in this Item 6.A. None of our directors or members of senior management was selected pursuant to any arrangement with major shareholders, customers, suppliers or others.

B.      Compensation.

          We have not completed a financial year and, accordingly, cannot provide historical information about the compensation, and benefits in kind, granted to our directors, administrative, supervisory or management bodies.

          Stock Option Plan

          A stock option plan was adopted on March 24, 2006. The purpose of the plan is to attract and motivate directors, officers, employees of and service providers by affording such persons an opportunity to acquire an equity interest in Western Copper. The plan provides that, subject to the requirements of the Toronto Stock Exchange, the aggregate number of securities reserved for issuance, set aside and made available for issuance under the plan will be 10% of the number of our issued and outstanding common shares, from time to time. The exercise price of an option may not be less than the closing price of our common shares on the Toronto Stock Exchange on the trading day immediately preceding the date of grant of the option. The options may be exercisable for a period of up to seven years, such period and any vesting schedule to be determined by our board of directors (or compensation committee), and are non-assignable, except in certain circumstances. The options may be exercised by the optionee as long as the optionee is a director, officer, employee or service provider to Western Copper or our subsidiaries or within 30 days after ceasing to be a director, officer, employee or service provider or, if the optionee dies, within one year after death.

          2006 Compensation of Senior Management.

           For the fiscal year ending December 31, 2006, we have committed to provide salary and other compensation to members of senior management as follows:

Name	Salary (on an annualized basis)	Stock Options (1)
F. Dale Corman, Chief Executive Officer and President	$250,000	250,000
Julien François, Vice President - Finance, Chief Financial Officer	$150,000	150,000
Jonathan Clegg, Vice President - Engineering	$150,000	150,000
David Jensen, Vice President - Corporate Development	$150,000	150,000

(1)      Granted under the stock option plan described above, and exercisable at $2.00 per share within 5 years after the May 16, 2006 date of grant, subject to vesting at the rate of one-third of the options on each date that is 6, 12 and 18 months following the date of grant

          Compensation of Directors

          Each of our directors is entitled to a fee of $25,000 per year for service as a director, and $1,000 for each meeting of the Board or a committee of the Board attended in person or by telephone. The chair of the Audit Committee receives an additional fee of $5,000 per year, subject to annual review. Under the stock option plan described above, we granted each director 100,000 options exercisable at $2.00 per share within 5 years after the May 16, 2006 date of grant, subject to vesting at the rate of one-third of the options on each date that is 6, 12 and 18 months following the date of grant.

C.      Board Practices.

          Each director is elected at the annual general meeting of shareholders for a one year term. Our Board of Directors is comprised of Dale Corman, chair, Klaus Zeitler, Robert Gayton, Brent Kinney and David Williams, each of whom has served since our inception on March 17, 2006.

          The Audit Committee

          The Audit Committee is comprised of Robert Gayton, chair, Klaus Zeitler and David Williams. The Board of Directors has adopted a charter for the Audit Committee, which states that its duties and responsibilities are to ensure the effectiveness of the process of identifying and addressing principal business risks and adequacy of the related disclosure of Western Copper; monitor the integrity of our financial reporting and systems of internal controls regarding finance, accounting and legal compliance; monitor the independence of and performance of our independent auditors; provide an avenue of communication among the independent auditors, management and the Board of Directors; and encourage adherence to, and continuous improvement of, our policies, procedures and practices at all levels.

          The Audit Committee must be comprised of at least three members of the Board, each of whom is independent and meets the requirements of the Toronto Stock Exchange and American Stock Exchange. All members must have an understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one must have accounting or related financial expertise. The Audit Committee must meet at least four times annually.

          The independent auditors are accountable directly to the Audit Committee. The Committee must review the independence and performance of the auditor, and annually recommend to the Board the appointment of the independent auditors and approve any discharge of auditors. The Committee must also approve the fees and any other significant compensation to be paid to the auditors, and approve any non-audit services that the auditor may provide. At least annually, the Audit Committee must review with our counsel any legal matters that could have a significant impact on our financial statements, compliance with laws and regulations, and inquiries from regulators and governmental agencies. The Committee must annually prepare a report to shareholders to be included in our annual information circular. The Committee must also establish procedures for the receipt, retention and treatment of complaints received by us as to our internal accounting controls or auditing matters.

          The Compensation Committee

          The Compensation Committee is comprised of David Williams, Robert Gayton and Brent Kinney. The Board of Directors adopted a charter for the Compensation Committee. The Committee is appointed by the Board of Directors and must be comprised of at least two members, each of whom is independent of management and free of any relationship that would interfere with the exercise of independent judgment.

          The Committee must meet at least twice annually. The Committee has responsibility to annually to review and approve the corporate goals and objectives for the chief executive officer, chief operating officer and chief financial officer, and evaluate their respective performance. The Committee also has responsibility annually to review and determine the base salary, incentive compensation and long-term compensation for each of such officers. Determination of long term incentives must include consideration of Western Copper’s performance, relative shareholder return, and the value of similar incentive compensation for such executives at comparable companies. Duties of the Committee include overseeing and monitoring employee compensation strategies and benefits, as well as making recommendations to the Board with respect to incentive compensation and equity based plans. The Committee must produce for review and approval by the full Board a report on executive compensation for inclusion in our information circular for its annual general meeting.

          Corporate Governance and Nominating Committee

          The Corporate Governance and Nominating Committee is comprised of Klaus Zeitler, David Williams and Robert Gayton. The Board of Directors adopted a charter for this Committee. It assists the Board in fulfilling its responsibility to shareholders, potential shareholders and the investment community by administering the nomination process for directors of Western Copper. The Committee must be comprised of at least two directors, each of whom is independent of management and free of any relationship that would interfere with the exercise of independent judgment. The Committee must meet at least twice annually. It responsibilities include, among others: reviewing and assessing the effectiveness of the Board, the committees of the board, and individual performance of directors; considering and reviewing criteria for selecting candidates for election to the Board; recommending individuals for nomination for election as directors; recommending persons to serve on committees of the Board; and reviewing and approving appropriate orientation and education of new members of the Board.

          Other Board Practices

          The Board has also established an Environmental, Health and Safety Committee, adopted a Code of Business Conduct and Ethics, and adopted investment, employee, confidentiality, insider trading, safety and environment, whistleblower and disclosure policies.

D.      Employees.

          Western Copper has 10 employees. Nine employees are located in Canada and one works in both Canada and the United States.

E.      Share Ownership.

Name, Position and Municipality of Residence(1)(2)	Principal Occupation	No. of Securities(3)	Percentage(3)
Dale Corman Chair of the Board of Directors, Chief Executive Officer and President Vancouver, BC		1,090,000	2.7%
Klaus Zeitler Director West Vancouver, BC	President of Amerigo Resources Ltd., formerly Senior Vice-president, Teck Cominco Limited.	75,000	0.15%

Name, Position and Municipality of Residence(1)(2)	Principal Occupation	No. of Securities(3)	Percentage(3)
Robert Gayton Director West Vancouver, BC	Chartered Accountant; Vice-President Finance of Western Silver Corporation (1995 to January 2004); financial consultant to the mineral exploration and technology industries since 1990.	104,200	0.21%
Brent Kinney Director Dubai, UAE	Petroleum lawyer, director of Husky Energy, Inc. and Dragon Oil PLC, President of Sky Petroleum Inc.	75,000	0.15%
David Williams Director Ontario, Canada	President of Roxborough Holdings Limited, a private company, since 1995.	725,000(4)	1.46%
Jonathan Clegg VicePresident Engineering Vancouver, BC		197,500	0.40%
Julien François, Chief Financial Officer, Vancouver, BC		13,500	0.03%
David Jensen Vice President, Corporate Development Vancouver, BC		Nil	N/A

(1)	The information as to residence and principal occupation, not being within our knowledge, has been furnished by the respective directors and officers individually.

(2)	Directors serve until the earlier of the next annual general meeting or their resignation.

(3)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of August 30, 2006, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 49,627,413 shares of common stock outstanding as of August 30, 2006. Refer to the ‘Terms of options deemed to be outstanding’, below, for details for stock options included in share ownership.

(4)	150,000 of these shares are held by Seed Foundation, a private company controlled by Mr. Williams.

          Terms of options deemed to be outstanding

          Each option is exercisable for one common share at an exercise price of $0.88.

Name	No. of options currently exercisable or exercisable in the next 60 days	Expiry date
Dale Corman Chair of the Board of Directors, Chief Executive Officer and President Vancouver, BC	200,000	October 15, 2006
	200,000	March 20, 2007
	100,000	March 9, 2007
	90,000	May 25, 2010
Klaus Zeitler Director West Vancouver, BC	40,000	March 4, 2009
	25,000	May 25, 2010
Robert Gayton Director West Vancouver, BC	50,000	March 4, 2009
	25,000	May 25, 2010
Brent Kinney Director Dubai, UAE	75,000	May 25, 2010
David Williams Director Ontario, Canada	50,000	March 4, 2009
	25,000	May 25, 2010
Jonathan Clegg VicePresident Engineering Vancouver, BC	40,000	December 11, 2008
	50,000	March 4, 2009
	105,000	May 25, 2010
Julien François, Chief Financial Officer, Vancouver, BC	13,500	May 25, 2010

Item 7. Major Shareholders and Related Party Transactions

A.      Major Shareholders.

          To our knowledge, no person beneficially owns more than 5% of our issued and outstanding common shares.

B.      Related Party Transactions.

          There are no transactions or loans between Western Copper and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with Western Copper; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of Western Copper that gives them significant influence over Western Silver, and close member of any such individual’s family; (d) key management personnel (i.e., persons having authority and responsibility for planning, directing and controlling the activities of Western Silver, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such person is able to exercise significant influence.

C.      Interests of Experts and Counsel.

          Not applicable.

Item 8. Financial Information

A.      Consolidated Statements and Other Financial Information.

          This registration statement contains the audited financial statements of Western Copper Business (The Business) for the years ended December 31, 2005, 2004, and 2003. These statements include the Business’ Balance Sheets as at December 31, 2005, and 2004, Statements of Loss and Deficit for the years ended December 31, 2005, 2004, and 2003, Statements of Cash Flows for the years ended December 31, 2005, 2004, and 2003, the Auditor’s Report thereon dated August 9, 2006, well as the notes related thereto. The financial statements entitled “Western Copper Business” were prepared in connection with, and are included as an exhibit in, the Notice of Meeting and Information Circular for Annual General and Special Meeting of Shareholders of Western Silver Corporation, dated as of March 24, 2006, for purposes of the transaction described in Item 4.A “History and Development of the Company”.

          This registration statement also includes the unaudited interim consolidated financial statements of Western Copper Corporation for the six months ended June 30, 2006. These statements include the Balance Sheets as at June 30, 2006 and December 31, 2005, Statements of Loss and Deficit for the three and six months ended June 30, 2006 and June 30, 2005, Statements of Cash Flows for the six months ended June 30, 2006 and June 30, 2005, as well as the notes related thereto.

B.      Significant Changes.

          No significant change has occurred since the date of the most recent interim consolidated financial statements included in this registration statement.

Item 9. The Offer and Listing

A.      Offer and Listing Details.

          The following table indicates the monthly high and low market prices for our common shares, as determined by the Toronto Stock Exchange under the ticker symbol “WRN” since the shares began to be listed on May 15, 2006:

Month	High	Low
August 1-30, 2006	1.34	1.06
July 2006	1.50	1.11
June 2006	1.55	1.06
May 2006	$2.30	$1.44

          As of August 30, 2006, Western Copper has 49,627,413 common shares outstanding, without par value. It has 1,632,168 stock options outstanding exercisable at $0.88 with various expiry dates, 1,470,000 stock options outstanding exercisable at $2.00 with an expiry date of May 16, 2011, and 2,562,979 warrants outstanding exercisable at $3.50 per share with an expiry date of May 3, 2008.

B.      Plan of Distribution.

          Not Applicable

C.      Markets.

          The common shares are traded on the Toronto Stock Exchange under the ticker symbol “WRN” since May 15, 2006.

D.      Selling Shareholders.

          Not Applicable

E.      Dilution.

          Not Applicable

F.      Expense of the Issue.

          Not Applicable

Item 10. Additional Information

A.      Share Capital.

          Western Copper is authorized to issue an unlimited number of common shares with no par value. We have 49,627,413 common shares issued and outstanding. 49,246,413 of these common shares were issued as consideration for assets transferred to us in connection with the transaction described in Item 4.A “History and Development of the Company”. 381,000 common shares have been issued as a result of stock option exercises since May 3, 2006. We have 3,102,168 stock options outstanding exercisable to purchase our common shares and 2,562,979 warrants outstanding exercisable to purchase our common shares.

B.      Memorandum and Articles of Association.

          In the following summary, the term “BCBCA” refers to the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to the that act.

          1.      Register, Entry Number and Purposes

          Our Certificate of Incorporation was registered with the British Columbia Ministry of Finance Corporate and Personal Property Registries on March 17, 2006 under Incorporation Number BC0751975. Our Business Number is 804409076BC0001. The Certificate of Incorporation does not contain a statement of the company’s objects and purposes.

          2.      Directors’ Powers

          A director who holds a disclosable interest in a contract or transaction into which the company has entered or proposes to enter is not entitled to vote on any directors’ resolutions to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

          A director who holds a disclosable interest in a contract or transaction into which the company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may he counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

          A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the BCBCA.

          A director may hold any office or place of profit with the company, other than the office of / auditor of the company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

          No director or intended director is disqualified by his or her office from contracting with the company, either with regard to the holding of any office or place of profit the director holds with the company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the company is invalid merely because:

          (1)      a director or senior officer of the company has an interests direct or indirect, in the contract or transaction;

          (2)      a director or senior officer of the company has not disclosed an interest he or she has in the contract or transaction; or

          (3)      the directors or shareholders of the company have not approved the contract or transaction in which a director or senior officer of the company has an interest.

          Subject to the BCBCA, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the company, except as auditor of the company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

          A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the company may be interested as a shareholder or otherwise, and, subject to the BCBCA, the director or officer is not accountable to the company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

          The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

          The directors may authorized the company to: (1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate; (2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the company or any other person and at such discounts or premiums and on such terms as they consider appropriate; (3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

          A director is not required to hold a share in the capital of the company as qualification for his or her officer but must be qualified as required by the BCBCA to become, act, or continue to act as a director.

          3.      Rights, Preferences and Restrictions Attaching to Each Class of Shares

          Every shareholder is entitled to one vote on a vote or a poll. A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll and may appoint a proxy holder to act at the meeting if the person first satisfies the chair of the meeting or the directors that he or she is a legal personal representative or trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

          The shareholders have no special rights to receive dividends, share in company profits, share in any surplus upon liquidation, have their shares redeemed or any other special rights or special liabilities.

          4.      Procedures to Change the Rights of Shareholders

          Subject to the BCBCA, the company may: (1) by directors’ resolutions or ordinary resolution, in each case as determined by the directors, create special rights or restrictions for, and attach those rights or restrictions to, the shares of any class or series of shares, if none of those shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued; and (2) by special resolution of the shareholders of the class or series affected, do any of the acts in (1) above if any of the shares of the class or series of shares have been issued.

          5.      Ordinary and Extraordinary Shareholders’ Meeting

          Unless an annual general meeting is deferred or waived in accordance with the BCBCA, the company must hold its first annual general meeting within 18 months after the date on which it was recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such and place as may be determined by the directors.

          The shareholders may consent to all of the business on which they would be entitled to vote at an annual meeting by unanimous consent, provided that the shareholders unanimously select as the company’s annual reference date a date that would be appropriate for the holding of the applicable annual meeting.

          Directors may call a meeting of the shareholders at any time. Meetings may be held in British Columbia or outside of British Columbia, provided that such alternative location is approved by resolutions of the directors before the meeting and approved in writing by the Registrar of Companies before the meeting.

          Each shareholder entitled to attend a shareholders’ meeting and each director and auditor of the company must receive from the company notice of the date, time and location of any shareholders’ meeting in the manner provided for in the Articles, or in such other manner, if any, as may be prescribed by directors’ resolution within 21 days before the meeting, so long as the company is publicly listed.

          The company may send to each shareholder, whether or not their shares carry the right to vote, a notice of any shareholders’ meeting at which a resolution entitling shareholders to dissent is to be considered, specifying the date of the meeting and containing a statement advising of the right to send a notice of dissent together with a copy of the proposed resolutions at least 21 days before the meeting, so long as the company is publicly listed.

          If a shareholders’ meeting is to consider special business, then notice of meeting or a circular prepared in connection with the meeting must state the general nature of the special business and attaching any document that is to be considered, approved or ratified and stating that the document will be available for inspection upon request.

          A two thirds majority of shareholder votes is required to pass a special resolutions. Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one person present in person or proxy. No business, other than the election of a chair of the meeting and the adjournment of the meeting may be transacted unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting. If there is no quorum present within one half hour of the time set for the holding of the meeting, in the case of a general meeting, the meeting is dissolved, and in the case of any other shareholder meeting, the meeting stands adjourned to the same day in the next week at the same time and place. If at the subsequent meeting there is no quorum present within one half hour of the time set for the holding of the meeting, the person or persons present and being, or represented by proxy, one or more shareholders entitled to attend and vote shall constitute a quorum.

          In addition to those persons who are entitled to vote at a shareholders’ meeting, the only other persons entitled to be present are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the company, the auditor for the company, any persons invited to be present by the directors or by the chair and any persons entitled ore required under the BCBCA or the Articles to be present. If any one of those persons, however, does attend, he or she is not counted in the quorum and is not entitled to vote, unless he or she is a proxy-holder.

          6.      Limitations on Rights to Own Securities

          No share may be issued until it is fully paid. There are no restrictions on rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the charter or other constituent document of the company.

          7.      Impediments to Change of Control

          None.

          8.      Stockholder Ownership Disclosure Threshold in Bylaws

          None.

          9.      Significant Differences with Applicable U.S. Law

          With respect to items 2 through 8 above, the law applicable to Western Copper is not significantly different from that provided under the corporation law statutes in most U.S. jurisdictions.

          10.      Special Conditions for Changes in Capital

          The conditions imposed by the Western Copper Certificate of Incorporation are not more stringent than required under the Business Corporations Act (British Columbia).

C.      Material Contracts.

The Non-Competition Agreement by and between Western Copper Corporation and Glamis Gold Ltd. dated as of May 3, 2006. In this agreement, we agreed not to compete with Glamis Gold in certain areas of Mexico, and Glamis Gold grants us a right of first offer with respect to the proposed disposition by it of mineral properties or legal interests therein located in Mexico that Glamis Gold acquired in the acquisition of Western Silver Corporation in the transaction described in Item 4.A “History and Development of the Company”.

D.      Exchange Controls.

          There are no material material governmental laws, decrees, regulations or other legislation in Canada which may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Western Copper corporate group, or the remittance of dividends, interest or other payments to nonresident holders of our securities.

E.      Taxation.

United States Federal Income Tax Consequences

The following narrative discusses all material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as hereinafter defined) of common shares of Western Copper.

This discussion does not address individual consequences to persons subject to special provisions of federal income tax law, such as those described below and excluded from the definition of a U.S. Holder. In addition, this discussion of United States Federal Income Tax Consequences does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of Western Copper and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, Western Copper recommends that holders and prospective holders of common shares of Western Copper consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of Western Copper.

THE UNITED STATES FEDERAL INCOME TAX TREATMENT OF WESTERN COPPER COMMON SHARES IS COMPLEX AND POTENTIALLY UNFAVORABLE TO A U.S. HOLDER WHO DOES NOT MAKE A QUALIFIED ELECTING FUND (“QEF”) ELECTION, AS DESCRIBED BELOW. ACCORDINGLY, EACH U.S. HOLDER WHO ACQUIRES COMMON SHARES UNDER THIS REGISTRATION STATEMENT IS STRONGLY URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN INCOME, ESTATE AND OTHER TAX CONSEQUENCES OF THE ACQUISITION OF COMMON SHARES, WITH SPECIFIC REFERENCE TO SUCH PERSON’S PARTICULAR FACTS AND CIRCUMSTANCES.

THE FEDERAL TAX DISCUSSION CONTAINED HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY PERSON FOR THE PURPOSE OF AVOIDING ANY PENALTIES THAT MAY BE IMPOSED BY THE CODE. PROSPECTIVE INVESTORS SHOULD SEEK ADVICE FROM THEIR OWN INDEPENDENT TAX ADVISORS CONCERNING THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF AN INVESTMENT IN WESTERN COPPER BASED ON THEIR PARTICULAR CIRCUMSTANCES.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of Western Copper who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services and U.S. Holders to whom Western Copper is a controlled foreign corporation or a foreign personal holding company. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of Western Copper

Western Copper has not distributed dividends to date. In such event, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Western Copper are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the United States dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that Western Copper has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of Western Copper, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

A U.S. Holder who is an United States resident individual may, under certain circumstances, be entitled to a reduced dividend tax rate of 15% on dividends received from Western Copper (unless Western Copper qualified in the tax year in which the dividends are paid or a preceding tax year as a “passive foreign investment company” to the U.S. holder, as defined below). Foreign corporations must meet various criteria in order for their dividends to qualify for the reduced tax rate which are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into United States dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its United States dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for United States dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of Western Copper will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from Western Copper (unless Western Copper qualifies as a “passive foreign investment company,” as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of Western Copper. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

United States information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of Western Copper’s common shares. Under Treasury Regulations, a non-corporate holder may be subject to backup withholding at a 28% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Holders should consult their own tax advisors regarding the application of the United States information reporting and backup withholding rules. Amounts withheld as backup withholding may be credited against the U.S. holder’s United States federal income tax liability. Additionally, a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding regime by filing the appropriate claim for refund with the IRS and furnishing any required information.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Western Copper may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by Western Copper will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. However, pursuant to recently enacted legislation, for taxable years beginning after December 31, 2006, dividends paid on the common shares generally will be treated as “passive category income” (or possibly “general category income”). If, and for so long as, Western Copper is a United States owned foreign corporation, dividends paid by Western Copper on the common shares may, subject to certain exceptions and elections, instead be treated for United States foreign tax credit purposes as partly foreign source “passive income” (or possibly “financial services income”) for taxable years beginning before January 1, 2007 or “passive category income” (or possibly “general category income”) for taxable years beginning after December 31, 2006 and partly United States source income, in proportion to the earnings and profits of Western Copper in the year of such distributions allocable to foreign and United States sources, respectively. Western Copper will be treated as a United States owned foreign corporation if stock representing 50% or more of the voting power or value of the stock of Western Copper is held, directly or indirectly, by U.S. holders. No assurance can be given as to whether Western Copper is or will become a United States owned foreign corporation. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Western Copper should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Western Copper

Subject to the discussion below pertaining to passive foreign investment companies, a U.S. Holder will recognize gain or loss upon the sale of common shares of Western Copper equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of Western Copper. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of Western Copper are held for more than one year. Deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Controlled Foreign Corporation

Under Section 951(a) of the Code, each “United States shareholder” of a “controlled foreign corporation” (“CFC”) must include in its gross income for United States federal income tax purposes its pro rata share of the CFC’s “subpart F income”, even if the subpart F income is not distributed. In addition, gain on the sale of stock in a CFC realized by a “United States shareholder” is treated as ordinary income to the extent of such shareholder’s proportionate share of the CFC’s undistributed earnings and profits accumulated during such shareholder’s holding period for the stock. Section 951(b) of the Code define a United States shareholder (“U.S. Shareholder”) as any United States corporation, citizen, resident or other United States person who owns (directly or through certain deemed ownership rules) 10% or more of the total combined voting power of all classes of stock of a foreign corporation. In general, a foreign corporation is treated as a CFC only if such U.S. Shareholders collectively own more than 50% of the total combined voting power or total value of the corporation’s stock. Western Copper does not expect to be a CFC under these rules. If Western Copper is treated as a CFC, Western Copper’s status as a CFC should not have an adverse effect on any shareholder of Western Copper that is not a U.S. Shareholder.

Passive Foreign Investment Company

Western Copper expects to be a passive foreign investment company (“PFIC”) for United States federal income tax purposes. The tax rules generally applicable to a PFIC are very complex and, in some cases, uncertain. Each U.S. Holder is strongly urged to consult his, her or its own tax advisor with respect to such rules. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if Western Copper makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more. Due to the lack of operating revenue, it is likely that Western Copper is a PFIC for its year ended December 31, 2006.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of the two alternative tax regimes applied to such U.S. Holders of Western Copper. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined above) and a U.S. Holder owns, directly or indirectly, 10% or more of the total combined voting power of classes of shares of such foreign corporation (See “Controlled Foreign Corporation” above).

A U.S. Holder who elects in a timely manner to treat Western Copper as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which Western Copper qualifies as a PFIC on his pro rata share of Western Copper’s (i) ”net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) ”ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) Western Copper’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of their common shares of Western Copper (or deemed to be realized on the pledge of their shares) as capital gain; (ii) treat his, her or its share of the Western Copper’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his, her or its share of Western Copper’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which Western Copper is a PFIC. If the U.S. Holder makes a QEF election in such first year (i.e., a timely QEF election), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Western Copper qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he, she or it would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Western Copper is a controlled foreign corporation, the U.S. Holder’s pro rata share of Western Copper’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Western Copper’s first tax year in which Western Copper qualified as a “qualified electing fund” with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of Western Copper includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

If Western Copper no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that Western Copper is not a PFIC. Therefore, if Western Copper requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in Western Copper. Upon the U.S. Holder’s reacquisition of an interest in the Company, the QEF election will apply to the newly acquired stock of Western Copper.

Under the other alternative tax regime, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a “mark-to-market election”). PFIC stock generally is marketable if: (1) it is regularly traded on a national securities exchange that is registered with the Securities Exchange Commission or on the national market system established under Section 11A of the Securities and Exchange Act of 1934, or (2) it is regularly traded on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the common shares of Western Copper as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Western Copper included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder’s adjusted tax basis in the common shares of Western Copper will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. U.S. Holders should consult their tax advisor regarding the manner and appropriateness of making such an election.

If a U.S. Holder does not make a timely QEF election or mark-to-market election during a year in which it holds (or is deemed to have held) the shares in question and Western Copper is a PFIC (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares of Western Copper and (ii) certain “excess distributions”, as specifically defined in the Code, by Western Copper.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares of Western Copper and all excess distributions over the entire holding period for Western Copper. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of Western Copper during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If Western Copper is a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares of the Western Copper, then Western Copper will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Western Copper common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s common shares, less (ii) the excess of the fair market value of the Electing U.S. Holder’s common shares reduced by the U.S. Holder’s adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Western Copper recommends that each U.S Holder consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to common shares of Western Copper while Western Copper is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

          As a PFIC, each U.S. Holder will be required annually to file an IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with such U.S. Holder’s timely filed income tax return (or directly with the IRS if the U.S. Holder is not required to file an income tax return). A U.S. Holder choosing to make a QEF election also must include with its income tax return a shareholder election statement and the PFIC annual information statement that Western Copper will provide.

Canadian Withholding Taxes

          Subject to complex limitations set forth in the Code and the United States-Canada Income Tax Convention, shareholders who are United States Persons may be entitled to claim a credit against their United States federal income tax liability for Canadian federal income tax withheld from dividends on the Common Shares. Among other things, any dividends or inclusions under the passive foreign investment company rules for a year in which more than 50% of the total voting power or value of the Company’s shares is owned by United States Persons may be treated in part as United States source income under Section 904(g) of the Code. Taxpayers who do not elect to claim foreign tax credits for a taxable year may be able to deduct any such Canadian federal income tax withheld.

Information Reporting and Backup Withholding

          United States information reporting requirements and backup withholding tax generally will apply to certain non-corporate holders of Common Shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Common Shares by a paying agent within the United States to a holder of Common Shares (other than an “exempt recipient” which includes non-U.S. shareholders that provide an appropriate certification and certain other persons). A paying agent or other intermediary within the United States will be required to withhold at a rate of 28% on any payment of proceeds from the sale or redemption of Common Shares within the United States to a United States Person (other than a corporation or an “exempt recipient”) if such shareholder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding requirements. Any amounts withheld under the backup withholding rules from a payment to a United States Person generally may be refunded (or credited against such United States Person’s United States federal income tax liability, if any) provided the required information is furnished to the Internal Revenue Service. United States Persons should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. If information reporting requirements apply to a United States Person, the amount of dividends paid with respect to such Common Shares will be reported annually to the Internal Revenue Service and such United States Person.

F.      Dividends and Paying Agents.

          Our Articles provide that the directors may declare and authorize payment of dividends from time as they deem advisable. There are no special entitlements for shareholders to receive dividends or special procedures for non-residents to claim dividends.

G.      Statement by Experts.

          Information of an economic (including economic analysis), scientific or technical nature in respect of the Carmacks Copper Project contained in this registration statement is based upon the Technical Report entitled "Carmacks Copper Project" dated March 31, 2006 which was prepared by George Cavey, P. Geo., David Gunning, P. Eng. (both of OreQuest Consulting Ltd.) and Jonathan Clegg, P. Eng. (VP Engineering, Western Copper), each of whom is a "qualified person" for the purposes of National Instrument 43-101 promulgated by the Canadian Securities Administrators.

H.      Documents on Display.

          We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, upon effective registration. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain information on the operation of the public reference room by call 1-800-SEC-0330. The Commission also maintains an Internet website at www.sec.gov that contains reports and other information we file electronically with the Commission.

          In addition, documents referred to in this registration statement may be inspected at our principal executive offices at Suite 2050 - 1111 West Georgia Street, Vancouver, British Columbia V6E 4M3 Canada.

I.      Subsidiary Information.

          Not Applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk

          We do not hold assets that are market risk sensitive instruments as defined in the general instructions to Item 11 of Form 20-F.

Item 12. Description of Securities Other than Equity Securities

          Not Applicable

PART II

The following items in this Part II are not required for a registration statement under the Securities Exchange Act of 1934.

Item 13. Defaults, Dividend Arrearages and Delinquencies

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Item 15. Controls and Procedures

Item 16A. Audit Committee Financial Expert

Item 16B. Code of Ethics

Item 16C. Principal Accountant Fees and Services

Item 16D. Exemption from the Listing Standards for Audit Committees.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

PART III

Item 17. Financial Statements

Audited Financial Statements

Auditors’ Report dated August 9, 2006

Balance Sheets at December 31, 2005 and 2004

Statements of Loss and Deficit for the years ended December 31, 2005, 2004, and 2003

Statements of Cash Flows for the years ended December 31, 2005, 2004, and 2003

Notes to Financial Statements

Unaudited Financial Statements

Consolidated Balance Sheets at June 30, 2006 and December 31, 2005

Consolidated Statements of Loss and Deficit for the three months ended June 30, 2006 and 2005 and the six months ended June 30, 2006 and 2005

Consolidated Statements of Cash Flow for the three months ended June 30, 2006 and 2005 and the six months ended June 30, 2006 and 2005

Consolidated Statements of Shareholders’ Equity at June 30, 2006

Notes to Consolidated Financial Statements

Item 18. Financial Statements

          See Item 17.

Item 19. Exhibits

Exhibit
Number	Description of Documents

1.1	Certificate of Incorporation of Western Copper Corporation

4.1	Non-Competition Agreement by and between Western Copper Corporation and Glamis Gold Ltd. dated as of May 3, 2006

8.1	List of Subsidiaries

17.1	Audited Financial Statements for the years ended December 31, 2005, 2004, and 2003

17.2	Unaudited Financial Statements for the six months ended June 30, 2006

23.1	Consent of Orequest Consultants Ltd. dated June 6, 2006

23.2	Consent of PricewaterhouseCoopers LLP dated November 27, 2006

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Western Copper Corporation
Registrant

		/s/	F. Dale Corman
		Name:	F. Dale Corman
Date:	November 24, 2006	Title:	Chief Executive Officer and President

		/s/	Julien François
		Name:	Julien François
Date:	November 24, 2006	Title:	Chief Financial Officer